                                                        September 7, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Derek Swanson

Re: Charter Communications Inc.'s Schedule 14C: Responses to SEC Comments

Dear Sir:

Reference our phone conversation last week in which you provided us with comments on Charter Communications, Inc.'s ("Charter") preliminary Schedule 14C filed with the Securities and Exchange Commission on August 15, 2007.  Attached is Amendment #1 to the preliminary Schedule 14C, which incorporates your comments and our responses.  For your convenience we have listed your comments below and referenced the new sections of the Amendment #1 to the preliminary Schedule 14C which respond to your comments.

1.  Include a full discussion of the rights plan and how it relates to the proposal to increase the number of authorized shares.

We have included a section in the Amendment #1 to the preliminary Schedule 14C entitled "The Rights Agreement" which provides a full description of the plan and how it will operate.

2.  Disclose the dilutive effects of the issuance of the new shares to current shareholders.

We have included a section in the Amendment #1 to the preliminary Schedule 14C entitled "Dilution Effect of Increasing the Number of Authorized Shares" which describes the dilution effects of the new share issuance.

3.  Address the anti-takeover nature of the rights plan as called for in SEC release No. 34-15230.

We have included a section in the Amendment #1 to the preliminary Schedule 14C entitled "Anti-Takeover Effects of Share Issuance" which provides the relevant information described in the release.

If you have any questions or comments, please contact me by phone at 314.543.2407.

                                                        Sincerely,

                                                        /s/ Richard R. Dykhouse

                                                        Richard R. Dykhouse
                                                        Vice President and Senior Counsel –
                                                        Security Matters and Assistant Secretary